Exhibit 12
CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended
	June 30,
	2006	2007
Net Income	$114	$118
Income taxes	57	60
Capitalized interest	(2)	(5)

	169	173

Fixed charges, as defined:

Interest	122	117
Capitalized interest	2	5
Interest component of rentals charged to operating income	1	1

Total fixed charges	125	123

Earnings, as defined	$294	$296

Ratio of earnings to fixed charges	2.36	2.41